                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------





                         -----------------------------
                             SECOND QUARTER REPORT
                                      1995

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS

Dear Investor:

     The Fund's net asset value per Unit was $19.76 at June 30, 1995. This net asset value is up from the net asset values of $18.55 at December 31, 1994 and $18.84 at March 31, 1995. These increases resulted primarily from gains attributable to the Fund's investments in KEMET Corporation ("KEMET") and Protection One, Inc. ("Protection One").

     At June 30, 1995, the Fund held portfolio investments in twelve companies. These portfolio investments represented approximately 75.1% of the Fund's net assets. The Fund's remaining assets were invested in high-quality, short-term commercial paper. These funds are available for investment, for distribution to the partners or to fund the annual repurchase offer.

INVESTMENT UPDATE

     During May 1995, Protection One prepaid its $1,083,000 of 12.00% Senior Subordinated Notes that were held by the Fund. The Fund received $1,137,150 of proceeds, including a prepayment premium. The Fund continues to hold 18,194 shares of Protection One common stock, which were received during July 1995 when the Fund exercised the Protection One warrants it previously held.

     The Fund continues to periodically sell shares of KEMET common stock. During April and May 1995, the Fund sold 44,920 shares at an average net sales price of approximately $43.93. An additional 9,587 shares were sold during July 1995 at an average net sales price of approximately $67.47. The Fund has 27,670 shares of KEMET stock remaining as of August 22, 1995.

     During May 1995, the Fund acquired a new portfolio investment in R.B.M. Precision Metal Products, Inc. ("RBM") at a cost of approximately $1.43 million. RBM, headquartered in Colorado Springs, Colorado, is a manufacturer of precision sheet metal enclosures, chassis and assemblies for business machines. Its principal customer is Hewlett Packard. This new investment consists of $1,460,000 of 13.00% Senior Subordinated


                                       ONE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

Secured Notes due May 24, 2002, with warrants to acquire common stock.

     During May 1995, the Fund made a follow-on investment in Canadian's Corp. The investment consists of $147,778 of floating rate Promissory Notes, with warrants to acquire common stock, which together were purchased at a discounted price of $133,000. The Fund and certain of Canadian's equity investors provided a loan to the company in order to finance unanticipated cash shortfalls arising from operations which were below expectations.

CASH DISTRIBUTIONS

     The Fund made its cash distribution for the second quarter of 1995 on August 14, 1995. This distribution - amounting to $.30 per Unit - was equal to an annualized rate of 6% of contributed capital. This distribution consisted entirely of net investment income earned during the second quarter. We expect the remaining 1995 distributions to be made at the same 6% rate.

     The Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for 1996 and subsequent years because all proceeds from dispositions or maturities of investments after December 31, 1995 will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

PERIODIC UNIT REPURCHASE POLICY

     Pursuant to the terms of the periodic unit repurchase policy that was adopted by the Fund's investors during 1993, the Fund annually offers to repurchase from investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in con-

                                       TWO

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

nection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units.

     The next opportunity to have the Fund repurchase your Units will occur during the fourth quarter of 1995. The repurchase offer will be mailed to investors on October 6, 1995, and the deadline for tendering Units for repurchase will be October 31, 1995. The repurchase price will be based on the net asset value per Unit on November 14, 1995 and payment for tendered Units will be made on November 21, 1995.

                                 * * * * * * * *

     We are currently reviewing several investment opportunities for the Fund. We are confident that we will be able to identify sufficient attractive investment opportunities to fully invest the remaining funds that are available for reinvestment prior to December 31, 1995.

     If you have any questions regarding your investment in the Fund, please call us at 800-866-7607.

Sincerely,

/s/ Paul Bagley
---------------

Paul Bagley, Chairman
FCM Fiduciary Capital Management Company

/s/ W. Duke DeGrassi
--------------------

W. Duke DeGrassi, President
FCM Fiduciary Capital Management Company

August 22, 1995

                                      THREE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                             SCHEDULE OF INVESTMENTS

JUNE 30, 1995 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                                INVESTMENT       AMORTIZED                    % OF TOTAL
SHARES               INVESTMENT                           DATE            COST          VALUE        INVESTMENTS
MANAGED COMPANIES:
178,934 sh.          Carr-Gottstein Foods Co.,
                     Class B Common Stock(1)*           10/23/90      $  894,666      $1,083,669
----------------------------------------------------------------------------------------------------------------
                                                                         894,666       1,083,669        3.6%
----------------------------------------------------------------------------------------------------------------
182,453.9 sh.        Neodata Corporation,
                     10.00% Class A Convertible         12/27/90 &
                     Preferred Stock - Series 2*        09/30/92         337,945               2

10,607.78 sh.        Neodata Corporation,               12/27/90 &
                     Common Stock*                      09/30/92               1               1
----------------------------------------------------------------------------------------------------------------
                                                                         337,946               3        0.0
----------------------------------------------------------------------------------------------------------------
37,257 sh.           KEMET Corporation,
                     Common Stock(2)*                   07/11/91          26,409       1,960,650
----------------------------------------------------------------------------------------------------------------
                                                                          26,409       1,960,650        6.6
----------------------------------------------------------------------------------------------------------------

324.6 sh.            Huntington Holdings, Inc.,
                     Warrants to Purchase
                     Common Stock(3)*                   01/31/92         103,811         734,801
----------------------------------------------------------------------------------------------------------------
                                                                         103,811         734,801        2.5
----------------------------------------------------------------------------------------------------------------
75,856 sh.           Amity Leather Products Co.,
                     Warrants to Purchase Class B
                     Common Stock*                      07/30/92         104,091         918,506

27,392 sh.           Amity Leather Products Co.,
                     Class A Common Stock*              07/30/92         273,920         331,677
----------------------------------------------------------------------------------------------------------------
                                                                         378,011       1,250,183        4.2
----------------------------------------------------------------------------------------------------------------
$3,561,003           KB Alloys, Inc.,
                     20.00% Senior Subordinated
                     Term Notes due 6/30/01(4)          05/28/93       3,501,120       3,501,120
----------------------------------------------------------------------------------------------------------------
                                                                       3,501,120       3,501,120       11.7
----------------------------------------------------------------------------------------------------------------
$6,087,185           Elgin National Industries, Inc.,
                     13.00% Senior Subordinated
                     Notes due 9/01/01(5)               09/24/93       5,945,613       5,945,613

7,119.71 sh.         ENI Holding Corp.,
                     10.00% Preferred Stock
                     due 12/31/01                       09/24/93         711,971         837,752

489.27 sh.           ENI Holding Corp.,
                     Class B Common Stock*              09/24/93          48,927          48,927

510.83 sh.           ENI Holding Corp.,
                     Warrants to Purchase Class B
                     Common Stock*                      09/24/93          51,078          51,078
----------------------------------------------------------------------------------------------------------------
                                                                       6,757,589       6,883,370       23.1
----------------------------------------------------------------------------------------------------------------

  The accompanying notes to financial statements are an integral part of this schedule.

                                      FOUR

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                       SCHEDULE OF INVESTMENTS (CONTINUED)

JUNE 30, 1995 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                                INVESTMENT       AMORTIZED                    % OF TOTAL
SHARES               INVESTMENT                           DATE            COST          VALUE        INVESTMENTS
----------------------------------------------------------------------------------------------------------------
18,194.4 sh.         Protection One, Inc.,
                     Warrants to Purchase
                     Common Stock(6)*                   11/03/93           97,340       110,304
----------------------------------------------------------------------------------------------------------------
                                                                           97,340       110,304         0.4
----------------------------------------------------------------------------------------------------------------
$2,604,000           LMCOperating Corp.,
                     13.00% Senior Secured
                     Subordinated Term Notes
                     due 5/31/99(7)                     06/10/94        2,465,824     2,465,824
17.447 sh.           LMCOperating Corp.,
                     Warrants to Purchase
                     Common Stock*                      06/10/94          117,180       117,180
17.36 sh.            LMCCredit Corp.,
                     Warrants to Purchase
                     Common Stock*                      06/10/94                1             1
----------------------------------------------------------------------------------------------------------------
                                                                        2,583,005     2,583,005         8.7
----------------------------------------------------------------------------------------------------------------
$2,733,000           Canadian's Corp.,
                     13.50% Subordinated                 09/09/94 &
                     Notes due 9/01/02(8)                12/29/94       2,623,897     2,623,897
$334,000             Canadian's Holdings, Inc.,
                     12.00% Exchangeable
                     Redeemable Debentures               09/09/94 &
                     due 8/31/04(9)                      12/29/84         320,321       320,321
$147,778             Canadian's Corp.,
                     Promissory Notes
                     due 6/30/96(10)                     05/08/95         134,035       134,035
266,201 sh.          Canadian's Corp.,
                     Warrants to Purchase                09/09/94 &
                     Common Stock*                       12/29/94          39,043        39,043
30,653 sh.           Canadina's Corp.,
                     Warrants to Purchase
                     Common Stock(11)*                   05/08/95             739           739
----------------------------------------------------------------------------------------------------------------
                                                                        3,118,035     3,118,035        10.4
----------------------------------------------------------------------------------------------------------------
$1,460,000           R.B.M. Precision Metal
                     Products, Inc., 13.00%
                     Senior Subordinated
                     Secured Notes due
                     5/24/02(12)                         05/24/95       1,348,794     1,348,794
497.639 sh.          R.B.M. Precision Metal
                     Products, Inc., Warrants
                     to Purchase Common Stock*           05/24/95          82,955        82,955
----------------------------------------------------------------------------------------------------------------
                                                                        1,431,749     1,431,749         4.8
----------------------------------------------------------------------------------------------------------------

  The accompanying notes to financial statements are an integral part of this schedule.

                                      FIVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                       SCHEDULE OF INVESTMENTS (CONTINUED)


JUNE 30, 1995 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                                INVESTMENT       AMORTIZED                    % OF TOTAL
SHARES               INVESTMENT                           DATE            COST         VALUE         INVESTMENTS
----------------------------------------------------------------------------------------------------------------
42,404 sh.           MTI Holdings II, Inc.,              07/06/94 &
                     Common Stock*                       12/28/94         287,930        38,164
----------------------------------------------------------------------------------------------------------------
                                                                          287,930        38,164         0.1
----------------------------------------------------------------------------------------------------------------
   Total Investments in Managed
      Companies (75.1% of net assets)                                  19,517,611    22,695,053        76.1
----------------------------------------------------------------------------------------------------------------
TEMPORARY INVESTMENTS:
$2,605,0000          Ford Motor Credit
                     Corporation, 5.761%
                     Notes due 7/13/95                   06/29/95       2,600,077     2,600,077
$4,545,000           Philip Morris Companies,
                     Inc., 5.772% Notes
                     due  7/13/95                        06/29/95       4,536,395     4,536,395
----------------------------------------------------------------------------------------------------------------
   Total Temporary Investments  (23.6% of net assets)                   7,136,472     7,136,472        23.9
----------------------------------------------------------------------------------------------------------------
   Total Investments (98.7% of net assets)                            $26,654,083   $29,831,525       100.0%
----------------------------------------------------------------------------------------------------------------


1) The Carr-Gottstein Foods Company common stock trades on the New York Stock Exchange. The Fund and Fiduciary Capital Pension Partners, L.P. ("FCPP") combined own a material percentage of the outstanding shares. To reflect the resultant lack of liquidity, the Fund valued the shares at a 5% discount to the public market price.
(2) The KEMET Corporation common stock trades on the NASDAQ National Market System. (Note 6)
(3) Pursuant to the terms of the Fund's agreement with Huntington Holdings, Inc., under certain circumstances the number of shares issuable upon exercise of the warrants held by the Fund will increase periodically. The first such increase occurred on February 1, 1993 when the Fund received the right to an additional 35.9 shares.
(4) The notes will amortize in eight equal quarterly installments of $445,125 commencing on 6/30/99. The current payment of 7.0% of the interest may be deferred at the borrower's option. During any period in which the payment of interest is deferred, the interest rate on the notes increases from 20.00% to 21.00%.
(5) The notes will amortize in eight equal quarterly installments of $760,898 commencing on 11/30/99.
(6) The Protection One, Inc. common stock trades on the NASDAQ National Market System.
(7) The notes will amortize as follows: $32,623 on 9/01/97, $33,683 on 12/01/97, $34,777 on 3/01/98, $35,908 on 6/01/98, $37,075 on 9/01/98,
     $38,280 on 12/01/98, $39,524 on 3/01/99 and $2,352,130 on 5/31/99.
(8) The notes will amortize in twelve equal quarterly installments of $227,750 commencing on 12/01/99. The notes also bear contingent additional interest to be computed under a specified formula.
(9) The debentures are convertible into 136,885 shares of Canadian's Corp. common stock. The debentures also bear contingent additional interest to be computed under a specified formula.
(10) The notes bear interest equal to the prime rate, plus 5%.
(11) The warrants have an exercise price of $2.44 per share.
(12) The notes will amortize in three equal annual installments of $486,667 commencing on 5/24/00.
*    Non-income producing security.

  The accompanying notes to financial statements are an integral part of this schedule.

                                       SIX

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                                 BALANCE SHEETS

JUNE 30, 1995 AND DECEMBER 31, 1994 (UNAUDITED)

--------------------------------------------------------------------------------
                                                         1995           1994
--------------------------------------------------------------------------------
ASSETS:
  Investments (Note 6)
    Portfolio investments, at value:
       Managed companies (amortized cost -
         $19,517,611 and $18,948,391,
          respectively)                              $22,695,053     $22,853,071
    Temporary investments, at amortized cost           7,136,472       4,876,188
--------------------------------------------------------------------------------
       Total investments                              29,831,525      27,729,259
  Cash and cash equivalents                              129,654         171,999
  Accrued interest receivable                            778,769         627,846
  Other assets, including receivables from
    sale of investments                                    6,956         659,011
--------------------------------------------------------------------------------
       Total assets                                  $30,746,904     $29,188,115
--------------------------------------------------------------------------------

LIABILITIES:
  Payable to affiliates (Notes 2, 3 and 4)           $    49,546     $    52,354
  Accounts payable and accrued liabilities                25,309          34,688
  Prepaid interest income                                   --            60,146
  Distributions payable to partners                      462,712         694,068
--------------------------------------------------------------------------------
       Total liabilities                                 537,567         841,256
--------------------------------------------------------------------------------
NET ASSETS:
  Managing General Partner                                38,590          19,965
  Limited Partners (equivalent to $19.76
    and $18.55, respectively, per limited
    partnership unit based on 1,526,949
    units outstanding)                                30,170,747      28,326,894
--------------------------------------------------------------------------------
         Net assets                                   30,209,337      28,346,859
           Total liabilities and net assets          $30,746,904     $29,188,115
--------------------------------------------------------------------------------


  The accompanying notes to financial statements are an integral part of these financial statements.

                                      SEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                              FOR THE THREE MONTHS            FOR THE SIX MONTHS
                                                 ENDED JUNE 30,                 ENDED JUNE 30,
---------------------------------------------------------------------------------------------------
                                              1995          1994            1995            1994
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
   Income:
    Interest                              $   728,420     $ 668,021     $ 1,433,175     $ 1,353,212
---------------------------------------------------------------------------------------------------
      Total investment income                 728,420       668,021       1,433,175       1,353,212
  Expenses:
    Investment advisory fees (Note 2)          58,353        74,444         116,706         148,360
    Fund administration fees (Note 3)          35,842        35,842          71,685          71,685
    Independent General Partner fees
      and expenses (Note 4)                    14,084        14,563          32,946          32,560
    Administrative expenses (Note 3)           20,277        20,310          40,553          40,620
    Professional fees                          15,153        12,775          32,441          26,092
    Amortization                                2,790         2,790           5,580           5,580
    Other expenses                              9,377        14,012          17,901          28,049
---------------------------------------------------------------------------------------------------
      Total expenses                          155,876       174,736         317,812         352,946
---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                         572,544       493,285       1,115,363       1,000,266
---------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Net realized gain on investments        2,080,925          --         2,399,777         601,467
    Net decrease in unrealized
      appreciation of investments            (772,676)      (59,811)       (727,238)        (70,600)
---------------------------------------------------------------------------------------------------
        Net gain (loss) on investments      1,308,249       (59,811)      1,672,539         530,867
---------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS               $ 1,880,793     $ 433,474     $ 2,787,902     $ 1,531,133
---------------------------------------------------------------------------------------------------


  The accompanying notes to financial statements are an integral part of these financial statements.

                                      EIGHT

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                            STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED)

                                                              1995             1994
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net increase in net assets resulting from operations    $ 2,787,902     $ 1,531,133
   Adjustments to reconcile net increase
      in net assets resulting from operations
      to net cash provided by operating activities:
        Accreted discount on portfolio investments             (42,649)        (18,817)
        Amortization                                             5,580           5,580
        Change in assets and liabilities:
           Accrued interest receivable                        (150,923)        (92,698)
           Other assets                                          1,327             847
           Payable to affiliates                                (1,662)         22,742
           Accounts payable and accrued liabilities             (9,379)         12,127
           Prepaid interest income                             (60,146)           --
        Net realized gain on investments                    (2,399,777)       (601,467)
        Net decrease in unrealized appreciation
           of investments                                      727,238          70,600
---------------------------------------------------------------------------------------
              Net cash provided by operating activities        857,511         930,047
---------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of portfolio investments                        (1,564,946)     (2,551,921)
   Proceeds from dispositions of portfolio investments       4,082,154       6,390,603
   (Purchase) sale of temporary investments, net            (2,260,284)     (2,627,649)
---------------------------------------------------------------------------------------
     Net cash provided by investing activities                 256,924       1,211,033
---------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash distributions paid to partners                      (1,156,780)     (1,533,746)
---------------------------------------------------------------------------------------
     Net cash used in financing activities                  (1,156,780)     (1,533,746)
---------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (42,345)        607,334
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               171,999         317,279
---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $   129,654     $   924,613
---------------------------------------------------------------------------------------


  The accompanying notes to financial statements are an integral part of these financial statements.

                                      NINE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                       STATEMENTS OF CHANGES IN NET ASSETS

FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND FOR
THE YEAR ENDED DECEMBER 31, 1994 (UNAUDITED)

-----------------------------------------------------------------------------------------------
                                                                     1995              1994
-----------------------------------------------------------------------------------------------
Increase in net assets resulting from operations:
   Net investment income                                        $  1,115,363      $  2,126,889
   Net realized gain (loss) on investments                         2,399,777        (2,532,109)
   Net (decrease) increase in unrealized
     appreciation of investments                                    (727,238)        4,356,233
-----------------------------------------------------------------------------------------------
       Net increase in net assets resulting from operations        2,787,902         3,951,013
Repurchase of limited partnership units                                 --          (2,948,767)
Distributions to partners from -
   Net investment income                                            (925,424)       (2,126,889)
   Realized gain on investments                                         --            (867,798)
-----------------------------------------------------------------------------------------------
     Total increase (decrease) in net assets                       1,862,478        (1,992,441)
Net assets:
   Beginning of period                                            28,346,859        30,339,300
-----------------------------------------------------------------------------------------------
   End of period (including undistributed
     net investment income of $189,940
     and $0, respectively)                                      $ 30,209,337      $ 28,346,859
-----------------------------------------------------------------------------------------------


  The accompanying notes to financial statements are an integral part of these financial statements.

                                       TEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                  SELECTED PER UNIT DATA AND RATIOS (UNAUDITED)

                                                       FOR THE THREE MONTHS                 FOR THE SIX MONTHS
                                                            ENDED JUNE 30,                    ENDED JUNE 30,
------------------------------------------------------------------------------------------------------------------
                                                       1995             1994              1995             1994
------------------------------------------------------------------------------------------------------------------
PER UNIT DATA:
   Investment income                                $      .47       $      .39       $      .93       $      .80
   Expenses                                               (.10)            (.10)            (.21)            (.21)
------------------------------------------------------------------------------------------------------------------
     Net investment income                                 .37              .29              .72              .59
   Net realized gain on investments                       1.35             --               1.56              .35
   Net decrease in unrealized appreciation
     of investments                                       (.50)            (.03)            (.47)            (.04)
   Distributions declared to partners                     (.30)            (.45)            (.60)            (.90)
------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in net asset value            .92             (.19)            1.21             --
       Net asset value:
         Beginning of period                             18.84            18.17            18.55            17.98
------------------------------------------------------------------------------------------------------------------
         End of period                              $    19.76       $    17.98       $    19.76       $    17.98
------------------------------------------------------------------------------------------------------------------
RATIOS (ANNUALIZED):
   Ratio of expenses to average net assets                2.11%            2.29%            2.18%            2.32%
   Ratio of net investment income to
     average net assets                                   7.76%            6.47%            7.66%            6.57%
Number of limited partnership units at
     end of period                                   1,526,949        1,687,121        1,526,949        1,687,121



  The accompanying notes to financial statements are an integral part of these selected per unit data and ratios.

                                     ELEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS

JUNE 30, 1995 (UNAUDITED)

1.   GENERAL

     The accompanying unaudited interim financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the Managing General Partner, necessary to fairly present the financial position of the Fund as of June 30, 1995 and the results of its operations, changes in net assets and its cash flows for the periods then ended.

     These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 1994.

2.   INVESTMENT ADVISORY FEES

     As compensation for its services as investment adviser, FCM Fiduciary Capital Management Company ("FCM") receives a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. Investment advisory fees of $116,706 were paid by the Fund for the six months ended June 30, 1995.

3.   FUND ADMINISTRATION FEES

     As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of .45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $71,685 were paid by the Fund for the six months ended June 30, 1995. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $40,553 for the six months ended June 30, 1995.

4.   INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

     As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and FCPP an annual fee of $30,000, payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the six months ended June 30, 1995 totaled $32,946.

                                     TWELVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.   CONTINGENCIES

     FCM, the Managing General Partner of the Fund, had been named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber Incorporated and a number of its affiliates. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice. FCM believes that this litigation will be resolved without any material adverse effect on the Fund's financial condition.

6.   SUBSEQUENT EVENT

     On July 25, 1995, the Fund sold 9,587 shares of KEMET Corporation common stock. The Fund received $646,876 of sales proceeds, resulting in a realized gain of $640,081.



                                    THIRTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1995, the Fund held portfolio investments in twelve Managed Companies, with an aggregate cost of approximately $19.5 million. These portfolio investments, which were made from net offering proceeds and the reinvestment of proceeds from the sale of other portfolio investments, represent approximately 75.1% of the Fund's net assets. When acquired, these portfolio investments generally consisted of high-yield subordinated debt, linked with an equity participation or a comparable participation feature in middle market companies. These securities were typically issued in private placement transactions and were subject to certain restrictions on transfer or sale, thereby limiting their liquidity. A number of the portfolio companies have prepaid their subordinated debt that the Fund held. In addition, three of the portfolio companies have successfully completed initial public offerings ("IPOs") of their stock. The Fund continues to hold all of the equity components of its original investments, except for a substantial portion of its KEMET Corporation ("KEMET") stock.

     As of June 30, 1995, the Fund's remaining assets were invested in short-term commercial paper. These funds are available for investment, for distribution to the partners or to fund the annual repurchase offer.

     The Fund sold a portion of its KEMET common stock during the six months ended June 30, 1995. In addition, the Fund's subordinated debt investment in Protection One was prepaid during the six months ended June 30, 1995. In the aggregate, the Fund received $3,437,006 of proceeds, including applicable prepayment premiums, from these transactions.

     On July 25, 1995, the Fund received $646,876 of sales proceeds from the sale of 9,587 shares of KEMET common stock.

     A portion of the proceeds representing gains from these transactions were used by the Fund to fund a portion of the cost of the follow-on investments in Canadian's Corp., which were acquired on December 29, 1994 and May 8, 1995 (see following discussion). The remaining portion of the gains from these transactions have been reserved by the Managing General Partner to partially fund either the 1995 repurchase offer or any additional follow-on investments that the Fund may make in existing portfolio companies during 1995.

     On May 8, 1995, the Fund made a follow-on investment in Canadian's Corp. at a cost of $133,000. The investment consists of $147,778 of floating rate Promissory Notes, with warrants to acquire common stock.

                                    FOURTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

     On May 24, 1995, the Fund acquired a new portfolio investment in R.B.M. Precision Metal Products, Inc. ("RBM") at a cost of approximately $1.43 million. The investment consists of $1,460,000 of 13.00% Senior Subordinated Secured Notes due May 24, 2002, with warrants to acquire common stock.

     The Fund expects to reinvest all available funds, including the principal amount of any future prepayments received, in additional portfolio investments. The Partnership Agreement provides that the Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies.

     Pursuant to the terms of the Fund's periodic unit repurchase policy that was adopted by the Fund's Limited Partners during 1993, the Fund will annually offer to purchase from its Limited Partners up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. The 1995 repurchase offer will be mailed to the Limited Partners during October 1995. The actual redemption of tendered Units will occur on November 21, 1995.

     Accrued interest receivable increased $150,923 from $627,846 at December 31, 1994 to $778,769 at June 30, 1995. This increase resulted primarily from a $143,231 increase in the deferred portion of the interest receivable from KB Alloys, Inc. ("KB Alloys") with respect to the Fund's investment in $3,561,003 principal amount of 20.00% Senior Subordinated Term Notes due June 30, 2001. KB Alloys is required to pay 13.00% interest currently, while the remaining 7.00% of the interest may be deferred at KB Alloys' option. During any period in which the payment of interest is deferred, the interest rate on the notes increases from 20.00% to 21.00%. To date, KB Alloys has elected to defer payment of the interest. At June 30, 1995, the cumulative amount of deferred interest totaled $605,865. The Fund's agreement with KB Alloys requires KB Alloys to pay all accumulated deferred interest in excess of $547,847 no later than August 28, 1998, and the amount of deferred interest cannot exceed $547,847 at any time thereafter. The amount of accrued interest receivable with respect to other portfolio investments also increased slightly during the six months ended June 30, 1995.

     Other assets decreased $652,055, from $659,011 at December 31, 1994 to $6,956 at June 30, 1995. The balance at December 31, 1994 included a $645,148 receivable from the sale of KEMET common stock during December 1994. This amount was received by the Fund during January 1995.

     Prepaid interest income decreased from $60,146 at December 31, 1994 to zero at June 30, 1995. This prepaid interest income was related to the Canadian's 13.50% Subordinated Notes, which required interest to be paid quarterly, in advance, to the Fund.

                                     FIFTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

Effective June 1, 1995, the notes were amended to provide for the interest to be paid monthly, in advance, on the first day of each month.

     Distributions payable to partners decreased $231,356, from $694,068 at December 31, 1994 to $462,712 at June 30, 1995. This decrease corresponds to the percentage decrease in the quarterly distribution rate from $.45 per Unit to $.30 per Unit (as discussed in the following paragraphs).

     During the six months ended June 30, 1995, the Fund paid cash distributions pertaining to the fourth quarter of 1994 and the first quarter of 1995, in the amounts of $694,068 and $462,712, respectively. These quarterly distributions were equal to $.45 and $.30 per Unit, respectively, and represented an annualized rate equal to 9.0% and 6.0%, respectively, of contributed capital.

     As discussed in previous reports, the quarterly distributions for 1995 are being paid at a reduced rate. The distribution for the second quarter of 1995 will be paid on August 14, 1995 in an amount equal to $.30 per Unit, or an annualized rate equal to 6.0% of contributed capital. This distribution consists entirely of net investment income earned during the three months ended June 30, 1995.

     It is expected that the remaining 1995 distributions will be made at the same 6.0% rate. In the past, the Fund realized gains from its investments that provided additional sources of cash for distributions. Although there can be no assurances, the Fund may realize similar gains in 1995 that could in turn result in a higher distribution rate for subsequent quarters. Gains can also be utilized to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

     The Fund's investment period will end on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund will no longer be permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for 1996 and subsequent years because all proceeds from dispositions or maturities of investments after December 31, 1995 will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies

     FCM, the Managing General Partner of the Fund, had been named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber Incorporated and a number of its affiliates. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice. FCM believes that this litigation will be resolved without any material adverse effect on the Fund's financial condition.

                                     SIXTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

     The Fund's net investment income was $572,544 for the three months ended June 30, 1995 as compared to net investment income of $493,285 for the corresponding period of the prior year. Net investment income per limited partnership unit increased from $.29 to $.37 and the ratio of net investment income to average net assets increased from 6.47% to 7.76% for the three months ended June 30, 1995 as compared to the corresponding period of the prior year.

     The Fund's net investment income was $1,115,363 for the six months ended June 30, 1995 as compared to net investment income of $1,000,266 for the corresponding period of the prior year. Net investment income per limited partnership unit increased from $.59 to $.72 and the ratio of net investment income to average net assets increased from 6.57% to 7.66% for the six months ended June 30, 1995 as compared to the corresponding period of the prior year.

     Net investment income for both the three and six month periods ended June 30, 1995 increased as a result of slight increases in investment income and slight decreases in total expenses.

     Investment income increased $60,399 and $79,963, or 9.0% and 5.9%, for the three and six month periods ended June 30, 1995, respectively, as compared to the corresponding periods of the prior year. These increases were primarily the result of higher interest rates on the Fund's temporary investments and to a lesser extent on the Fund's higher-yielding subordinated debt investments. The positive effect of the higher interest rates was partially offset by a decrease in the amount of the Fund's average net assets.

     The Fund had average net assets of approximately $29.1 million during the six months ended June 30, 1995 as compared to approximately $30.4 million during the corresponding period of the prior year. This 4.3% decrease in average net assets occurred primarily as a result of the Fund's repurchase of 9.49% of its Units during the fourth quarter of 1994. The negative effect of the repurchase of Units was partially offset by gains achieved with respect to the Fund's investments (primarily the KEMET common stock).

     Total expenses decreased $18,860 and $35,134, or 10.8% and 10.0%, for the three and six month periods ended June 30, 1995, respectively, as compared to the corresponding periods of the prior year. These decreases resulted primarily from decreases in investment advisory fees and other expenses. The investment advisory fees decreased as a result of the repurchase of Units by the Fund during the fourth quarter of 1994 and the realization during July 1994 of the loss on the Fund's Mobile Technology, Inc. ("MTI") investment. Both the repurchase of Units and the realization of the MTI loss decreased the amount of the Fund's available capital (as defined in the Partnership Agreement), which is the base with respect to which the investment advisory fees are calculated. Other

                                    SEVENTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

expenses decreased primarily as a result of a decrease in consulting fees. These decreases were partially offset by an increase in professional fees.

                        NET REALIZED GAIN ON INVESTMENTS

     On February 28, 1995, the Fund sold 10,547 shares of KEMET common stock. The Fund received $326,324 of sales proceeds, resulting in a realized gain of $318,852.

     During April and May 1995, the Fund sold an additional 44,920 shares of KEMET common stock. The Fund received $1,973,532 of sales proceeds, resulting in realized gains of $1,941,692.

     On May 17, 1995, Protection One prepaid its $1,083,000 of 12.00% Senior Subordinated Notes that were carried by the Fund at an amortized cost of $997,917. The Fund received $1,137,150 of proceeds, including a prepayment premium, resulting in a realized gain of $139,233.

                   NET UNREALIZED APPRECIATION OF INVESTMENTS

     FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales, or an average of the closing bid and ask prices, as of the valuation date.

     Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

     As of December 31, 1994, the Fund had recorded $4,397,511 of unrealized appreciation and $(492,831) of unrealized depreciation of investments. Therefore, as of December 31, 1994, the Fund had recorded a total net unrealized appreciation of investments of $3,904,680.

     The net increase in unrealized appreciation of investments during the three and six

                                    EIGHTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

month periods ended June 30, 1995 and the cumulative net unrealized appreciation of investments as of June 30, 1995, consisted of the following components:


                                Unrealized Appreciation (Depreciation) Recorded
---------------------------------------------------------------------------------
                               During the Three   During the Six
                                 Months Ended      Months Ended         As of
     Portfolio Company          June 30 , 1995    June 30, 1995     June 30, 1995
---------------------------------------------------------------------------------
Unrealized appreciation
   recorded in prior periods
   for investments disposed
   of during the period           $(1,563,100)     $(1,508,561)     $      --
Carr-Gottstein                         63,745          (21,248)         189,003
Neodata                                  --           (325,199)        (337,943)
KEMET                                 637,793          920,945        1,934,241
Huntington                             54,028           54,028          630,990
Amity                                    --             87,610          872,172
Elgin / ENI                            17,800           35,598          125,781
Protection One                         17,058           29,589           12,964
MTI                                      --               --           (249,766)
---------------------------------------------------------------------------------
                                  $  (772,676)     $  (727,238)     $ 3,177,442
---------------------------------------------------------------------------------

     Carr-Gottstein Foods Company completed an IPO of its common stock on July 1, 1993. The stock, which trades on the New York Stock Exchange, closed at $6.375 on June 30, 1995. This price compares to closing prices of $6.50 on December 31, 1994 and $6.00 on March 31, 1995. Based on the $6.375 closing trading price of the common stock, the Fund's 178,934 shares of common stock would have a market value of $1,140,704. However, the Fund's valuation guidelines require the stock to be valued at a 5% discount to the public market price to reflect the potential market impact that could result from the sale of the material number of shares owned by the Funds.

     The Neodata Corporation ("Neodata") stock was written down at March 31, 1995. The Partnership has consistently valued this investment based upon a multiple of Neodata's cash flow. Because Neodata's long-term debt presently provides for the accrual, rather than current payment, of interest, the Company's debt has grown to a level which now exceeds the Partnership's valuation.

     KEMET completed an IPO of its common stock on October 21, 1992. The stock, which trades on the NASDAQ National Market System, closed at $52.625 (an average of the closing bid and ask prices) on June 30, 1995. This price is up from the closing prices of $29.375 on December 31, 1994 and $37.375 on March 31, 1995. The Fund held 37,257 shares of KEMET common stock at June 30, 1995. Based on the $52.625 closing trading price of the common stock, the Fund's stock had a market value of $1,960,650 at June 30, 1995.

                                    NINETEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------

     During June 1995, the Fund received an unsolicited offer from a third party to purchase the Huntington Holdings, Inc. ("Huntington") warrants which are held by the Fund. Although the Fund decided not to sell the warrants, the warrants were written up in value at June 30, 1995 based upon the offer price.

     The Amity warrants and common stock were written up in value at March 31, 1995 to bring Amity's valuation more in line with the valuation of other comparable companies in its industry.

     The ENI Holding Corp. preferred stock is being written up in value quarterly to reflect the amount of the cumulative 10% preferential dividend that has accrued with respect to the preferred stock.

     Protection One, Inc. ("Protection One") completed an IPO of its common stock on September 29, 1994. The stock, which trades on the NASDAQ National Market System, closed at $6.0625 (an average of the closing bid and ask prices) on March 31, 1995. This price compares to closing prices of $4.875 on December 31, 1994 and $5.125 on March 31, 1995. The Fund holds warrants to acquire 18,194.4 shares of Protection One common stock at a nominal exercise price. Based on the $6.0625 closing trading price of the common stock, the Fund's warrants had a market value of $110,304 at June 30, 1995.

     FCM continually monitors both the Fund's portfolio companies and the markets, and continually evaluates the decision to hold or sell its traded securities.

                                     TWENTY